United States securities and exchange commission logo





                            April 11, 2023

       Chris Stansbury
       Chief Financial Officer
       Lumen Technologies, Inc.
       100 CenturyLink Drive
       Monroe, LA 71203

                                                        Re: Lumen Technologies,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            Form 8-K Furnished
February 7, 2023
                                                            Form 8-K Furnished
January 27, 2023
                                                            File No. 001-07784

       Dear Chris Stansbury:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 41

   1. You refer to various factors that impacted the declines in revenue here and in the segment discussion,
including that revenue declines were due to the impact of
                                                        several divested
businesses, but do not quantify the impact of these factors. Where a material change is due
to two or more factors, please revise to provide a quantified discussion of the
factors impacting revenue. Similar concerns apply to your discussion of expenses on page 42.
Refer to Item 303(b) of Regulation S-K.
 Chris Stansbury
FirstName   LastNameChris
Lumen Technologies,    Inc. Stansbury
Comapany
April       NameLumen Technologies, Inc.
       11, 2023
April 211, 2023 Page 2
Page
FirstName LastName
Segment Results, page 46

2. We note you present total Adjusted EBITDA. Please revise to reconcile this non-GAAP measure to net income (loss), the most directly comparable GAAP measure, similar to your reconciliation of Adjusted EBITDA on page 17 in Exhibit 99.1 of the Form 8-K
         furnished on February 7, 2023. Further,    Total segment EBITDA    and
   Operations and
         Other EBITDA    are non-GAAP measures and should also be reconciled to
the most
         directly comparable GAAP measure, net income. However, once reconciled it would appear such measures may include adjustments that are inconsistent with the applicable non-GAAP guidance. Therefore, you should consider removing these measures as you do not appear to incorporate them in your results discussion. Refer to
Item 10(e)(1)(i)(B) of
         Regulation S-K and Questions 100.01 and 104.04 of the Non-GAAP C&DIs. Consolidated Financial Statements
(3) Goodwill, Customer Relationships and Other Intangible Assets, page 83

3. We note that the indicated control premium was approximately 59% as of the October 31,
         2022 goodwill impairment test. Please provide us with a comprehensive analysis of how you determined the control premium and how you concluded that it was reasonable.
4. Please tell us the fair value and carrying value of each reporting unit as well as the goodwill allocated to each reporting unit as of October 31, 2022. Also, provide us with your reconciliation of the estimated fair value of your reporting
units to the company   s
         market capitalization as of October 31, 2022.
5. We note that there has been a significant decline in your market capitalization since the
         October 31, 2022 goodwill impairment test was performed and since your December 31,
         2022 year end. It appears that this may be a triggering event that would require you to reassess your goodwill for impairment. Please tell us what consideration you have given to reassessing the recoverability of your goodwill in the first quarter of fiscal 2023. If you did not perform impairment tests during the first quarter, please explain why. To the extent that an impairment test was performed, tell us whether or not an impairment of goodwill existed. Refer to ASC 350-20-35-30.
(4) Revenue Recognition
Performance Obligations, page 92

6. You disclose you expect to recognize approximately 75% of the $7.4 billion in revenue related to performance obligations associated with existing customer contracts that are partially or wholly unsatisfied through 2025, with the balance recognized thereafter.
         Please revise to better describe when such revenue will be recognized using time bands that would be most appropriate for the duration of the remaining performance obligations or by using qualitative information. In this regard, explain how the 75% will be recognized through 2025, (e.g. ratably), or indicate the percentage estimated to be recognized each year. Refer to ASC 606-10-50-13b.
 Chris Stansbury
Lumen Technologies, Inc.
April 11, 2023
Page 3
(17) Segment Information, page 131

7. We note your segment results presentation includes adjusted EBITDA for Operations and
         Other    and Total adjusted EBITDA. Please revise to remove these
columns as these are
         non-GAAP measures and should not be included in the Notes to the financial statements.
         Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.
(18) Commitments, Contingencies and Other Items, page 133

8. You disclose that as of any given date you could have exposure to losses under proceedings as to which no liability has been accrued or as to which the accrued liability is inadequate. Please revise to clarify for all matters whether you believe there at least a reasonable possibility that a loss may have been incurred or incurred in excess of amounts already accrued and if so, disclose an estimate of such loss or a range of loss or state that such estimate of possible losses cannot be made. Refer to ASC 450-20-50-4.
Form 8-K Furnished on February 7, 2023

Exhibit 99.1
Fourth Quarter 2022 Highlights, page 1

9. We note your Modified Metrics exclude the financial impacts of divested businesses and the lapsed CAF Phase II program, and includes estimates of revenue you would have received under post-closing agreements. These adjustments result in individually tailored recognition and measurement principles that are inconsistent with GAAP since the divested businesses did not meet the criteria for presentation as a discontinued operation pursuant to ASC 205-20 and the lapsed program was included in your continuing operations. We also note that you include an estimate of revenue for which you did not earn in the periods presented. Please revise to remove these measures and references throughout. Refer to Question 100.04 of the non-GAAP C&DIs. Similar concerns apply to the Form 8-K furnished on January 27, 2023 and the earnings release and tables, trending schedule, and presentations included on your website. Financial Results, page 3

10. We note that you present several non-GAAP measures in this table before the most directly comparable GAAP measure. Please revise to provide the comparable
       GAAP measure before the non-GAAP measures. You also present adjusted
EBITDA
       margin and adjusted EBITDA margin, excluding special items here and on page 17 but do
FirstName LastNameChris Stansbury
       not present the comparable GAAP margin measure. Please revise to present net income
Comapany
       (loss)NameLumen
              margin withTechnologies,  Inc.
                          equal or greater prominence. Refer to Item
10(e)(1)(i)(A) of
       Regulation  S-K
April 11, 2023 Page 3   and Question 102.10(a) of the Non-GAAP C&DIs.
FirstName LastName
 Chris Stansbury
FirstName   LastNameChris
Lumen Technologies,    Inc. Stansbury
Comapany
April       NameLumen Technologies, Inc.
       11, 2023
April 411, 2023 Page 4
Page
FirstName LastName
Form 8-K Furnished on January 27, 2023

Exhibit 99.1, page 1

11.      This presentation includes    as reported    non-GAAP adjusted EBITDA
excluding special
         items and adjusted EBITDA margin excluding special items, without the comparable
         GAAP measures and reconciliations to the most directly comparable GAAP measure.
         Please revise to include the comparable GAAP measures and
reconciliations for the    as
         reported    non-GAAP measures. Refer to Item 100(a) of Regulation G.
We also note
         several non-GAAP measures are further adjusted and labeled    as
modified.    As noted in
         comment 9 above, these modified measures result in individually tailored recognition and measurement principles that are inconsistent with GAAP. Please revise
to remove the    as
         modified    measures. Refer to Question 100.04 of the non-GAAP C&DIs.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Christine Dietz, Senior Staff Accountant, at (202) 551-3408 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:      Taylor Kriner, Director SEC Reporting